Getty Realty Corp.

Two Jericho Plaza, Suite 110

Jericho, New York 11753

VIA EDGAR CORRESPONDENCE AND E-MAIL

January 30, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara von Althann

Re:	Getty Realty Corp.

Registration Statement on Form S-3

Filed December 12, 2014

File No. 333-200913

Dear Ms. von Althann:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Getty Realty Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-200913) filed on December 12, 2014 (the “Registration Statement”), so that it will become effective on January 30, 2015 at 4:00 P.M. (Eastern time) or as soon as is practicable thereafter.

In connection with the foregoing acceleration request, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert comments of the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Please contact the undersigned at (516) 478-5414 or Wm. David Chalk, Esq. at (410) 580-4120 of DLA Piper LLP (US) with any questions you may have concerning this request, and please notify either of us when this request for acceleration has been granted.

Respectfully submitted,

/s/ Eugene Shnayderman
Eugene Shnayderman
Chief Accounting Officer & Controller

cc:	Joshua Dicker, Esq., Senior Vice President, General Counsel and Secretary

Wm. David Chalk, Esq., DLA Piper LLP (US)